SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

BNC MORTGAGE, INC.
_____________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
_____________________________________________
 (Title of Class of Securities)

05561Y10
_____________________________________________
 (CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue
Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
_____________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

March 7, 2000
_____________________________________________
 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

CUSIP No. 05561Y10	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenlight Capital, L.L.C. - 33-0661303
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 05561Y10	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 05561Y10	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 2 to Schedule 13D

          The Schedule 13D (the "Schedule 13D") filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of Common Stock of BNC Mortgage, Inc. (the "Issuer"), as previously amended, is hereby further amended as follows.

Item 4.           Purpose of the Transaction

          The response to Item 4 is amended by adding the following:

          In response to a request from the Issuer, Greenlight provided additional information to the Issuer on March 7, 2000 concerning Greenlight and its proposal to acquire the Issuer. Among other things, in response to an inquiry from the Issuer concerning Greenlight's plans for management, Greenlight stated that subject to the opportunity to interview current management and completion of its due diligence, it expects that substantially all of the current executives of the Issuer would be retained. Greenlight also executed a confidentiality agreement with the Issuer and reiterated its willingness to commence due diligence immediately and to proceed quickly towards negotiation and execution of a definitive agreement. Greenlight requested that the Issuer respond as soon as possible and in any event, no later than 5:00 p.m. Eastern Time on March 10, 2000.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2000	Greenlight Capital, L.L.C.

	By:	/S/ JEFFREY A. KESWIN _______________________________ Jeffrey A. Keswin, Managing Member

/S/ DAVID EINHORN ______________________________________ David Einhorn

/S/ JEFFREY A. KESWIN ______________________________________ Jeffrey A. Keswin